Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Realty Capital – Retail Centers of America II, Inc.

We consent to the use of our report dated March 31, 2015, with respect to the consolidated balance sheet of American Realty Capital – Retail Centers of America II as of December 31, 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit and cash flows for the period from April 23, 2014 to December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
May 29, 2015